UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

March 5, 2019

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In the Matter of

Perko Worldwide Corp.
2560 SW 18th Street
Fort Lauderdale, FL 33312

File No. 333-192692

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ORDER DECLARING REGISTRATION
STATEMENT ABANDONED UNDER THE
SECURITIES ACT OF 1933, AS AMENDED

      Perko Worldwide Corp. filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

      Perko Worldwide Corp. has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

      In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on March 5, 2019.

      For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Brent J. Fields
Secretary